EXHIBIT 1

YEAR 2004/1st QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.

     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.

Overview

     We are a leading business-to-business (B2B) media company that provides information and integrated marketing services, with a focus on the China market. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 33 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.

     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. In 1985, we launched Electronics News for China for this purpose. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online. Today we have several publications and their associated websites, plus leading events and conferences that provide information to high tech design engineers and manufacturers in China and throughout Asia.

     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. Today we are one of Asia’s leading providers of trade information in print, online, on CD ROM and face-to-face, meeting the marketing and sourcing needs of our supplier and buyer communities.

Revenue

     We derive revenue from three principal sources.

     Online services — Our primary service is creating and hosting marketing websites that present suppliers’ products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier’s advertisement or company data over the contractual term, which is generally six to twelve months.

     Other media services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of the content on Global Sources Online. We recognize revenue ratably over the period during which the advertisement is displayed, generally not exceeding one year.

     Exhibitions – trade shows and seminars – We launched a new line of trade shows called, the China Sourcing Fairs. They offer international buyers direct access to China and other Asian manufacturers. The first fair was held during the fourth quarter of 2003. Future fairs will be held mainly in the second quarter and fourth quarter of each financial year. We recognize exhibitor services revenue when the related event occurs. As a result, second quarter and fourth quarter revenue will be higher than the first and third quarter revenue. Revenue will grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.

Results of Operations

     The following table sets forth the results of our operations:

	Three months ended
	March 31
	2004	2003
	(Unaudited)	(Unaudited)
Revenue:
Online services	$12,906	$12,585
Other media services	9,118	8,071
Exhibitions	1,509	801
Miscellaneous	129	183

Total Revenue	23,662	21,640

Operating Expenses:
Sales	7,504	7,042
Event production	180	236
Community	3,136	2,879
General and administrative	7,437	7,084
Online services development	1,072	1,315
Non-cash compensation expense	833	537
Amortization of software development cost	369	1,025

Total Operating Expenses	20,531	20,118

Income from Operations	3,131	1,522

Net Income	$2,628	$1,325

Income from Operations:
Online services	$2,209	$1,366
Other media services	863	(7)
Exhibitions	(66)	8
Miscellaneous	125	155

Consolidated	$3,131	$1,522

The following table represents our revenue by geographical areas:

	Three months ended
	March 31
	2004	2003
	(Unaudited)	(Unaudited)
Asia	$21,916	$20,081
United States	1,584	1,304
Europe	97	133
Others	65	122

Total revenue	$23,662	$21,640

Consolidated Results

Revenue

     Our total revenue grew by 9% to $23.7 million during the three months ended March 31, 2004 from $21.6 million during the three months ended March 31, 2003. Our online services revenue grew from $12.6 million during the three months ended March 31, 2003 to $12.9 million during the three months ended March 31, 2004, a growth of 2% reflecting our growth in China. Our other media services revenue grew from $8.1 million during the three months ended March 31, 2003 to $9.1 million during the three months ended March 31, 2004, a growth of 12% reflecting our growth in China, growth in certain of our print publications and growth in marketing services or print inserts. Our exhibitions revenue grew from $0.8 million during the three months ended March 31, 2003 to $1.5 million during the three months ended March 31, 2004, a growth of 88% as a result of an increase in the number of exhibitors.

     We have made substantial progress in developing our customer base in China, our largest market. Revenue from China grew by 19% during the three months ended March 31, 2004 compared to the three months ended March 31, 2003. China accounted for 44% of total revenue for the three months ended March 31, 2004.

     Our objective is to be the preferred provider of essential information and integrated marketing services in the markets we serve. Our primary strategy to achieve this objective is by serving industry sectors with each of online, trade publication and trade show media. This range of media enables suppliers to reach their prospective markets in multiple ways. It may also give us a competitive advantage over media companies who do not offer a full range of media.

     Our growth strategy has five primary components:

(1)	Continue to Expand in China. We are significantly expanding our sales representation, marketing and infrastructure in China to enable us to grow our revenue along with the anticipated growth of China trade in the industry sectors we serve.

(2)	Expand Trade Show Business. We plan to launch more trade shows, including six China Sourcing Fairs in 2004.

(3)	Add New Customers for Existing Services. We believe we can significantly increase the number of suppliers who will purchase our online marketplace, trade publication and trade show services for three primary reasons: the overall strength and differentiation of our services; the largest community of independently certified buyers we have involved in global B2B trade; and the increasing number of buyers making inquiries through Global Sources Online.

(4)	Cross-Sell Services to Existing Customers. We see significant potential to convince more of our online marketplace and trade publication customers to also exhibit in our trade shows; and to convince more of our trade show exhibitors to also become customers of our online marketplaces and trade publications.

(5)	Seek Acquisitions, Joint Ventures and Alliances. We intend to selectively pursue acquisitions, joint ventures and alliances to help us accelerate achievement of our strategic goals.

     At the core of our strategy is one basic goal: to steadily increase the usage of our media. As we do this, we expect to increase the size and loyalty of the communities we serve. Our belief is that as our community of active buyers increases, our products and services become increasingly attractive to suppliers. As the number of buyers and sellers using our products and services grows, our offerings become incrementally more attractive to additional buyers and sellers, which we believe will drive revenue growth through further adoption of our online, publication and trade show products and services.

Operating expenses

     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. Commission expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

     Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $7.0 million during the three months ended March 31, 2003 to $7.5 million during the three months ended March 31, 2004, an increase of 7% due mainly to an increase in revenue in the first quarter of 2004.

     Event Production. With the launch of China Sourcing Fairs in the fourth quarter of 2003, we are presenting the costs associated with production of the exhibition or trade show and seminar events as a separate category in our Income Statement. Accordingly, certain of our costs for the first three months of 2003 have been reclassified from sales costs to event production costs, to conform to our current presentation.

     Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.

     Event production costs remained at $0.2 million during the three months ended March 31, 2003 and during the three months ended March 31, 2004.

     Community. During the third quarter of 2003, we enhanced the scope of our circulation function and renamed it Community Development. Certain items of costs for the first quarter of 2003 have been reclassified from general and administrative costs to community costs to conform to current presentation.

     Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions, customer services costs and the marketing promotions costs incurred for promoting the China Sourcing Fairs events to the buyer community. The promotions costs incurred for promoting the China Sourcing Fairs to the buyer community are deferred and recognized as an expense when the related event occurs. Community costs increased from $2.9 million during the three months ended March 31, 2003 to $3.1 million during the three months ended March 31, 2004, an increase of 7%. This increase was due mainly to increases in paper costs, payroll costs, cost of participation in third-party trade shows to promote our products and services to the buyer community and subscription promotion expenses.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $7.1 million during the three months ended March 31, 2003 to $7.4 million during the three months ended March 31, 2004, an increase of 4%, due mainly to the increase in content management services costs and marketing costs.

     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the enhancements of Global Sources Online. Online services development costs to fund the expansion of our online services declined from $1.3 million during the three months ended March 31, 2003 to $1.1 million during the three months ended March 31, 2004, a decline of 15% due mainly to a reduction in depreciation costs.

     Non-Cash Compensation Expenses. We have issued share awards under several equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by us during the three months ended March 31, 2004 was $0.8 million compared to $0.5 million recorded during the three months ended March 31, 2003. This increase was a result of new shares awards in January 2004 and an increase in our share price. The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.

     Other Non-Cash Expenses. Other non-cash expenses consist of amortization of software development costs.

     Other non-cash expenses during the three months ended March 31, 2004, were $0.4 million, compared to $1.0 million for the three months ended March 31, 2003.

     Income From Operations. The total income from operations during the three months ended March 31, 2004 was $3.1 million as compared to $1.5 million during the three months ended March 31, 2003. The increase in total income from operations resulted mainly from the increase in revenue, declines in online services development costs and amortization of software development costs, off-set partially by increases in sales costs, community costs, general and administrative costs and non-cash compensation expenses. Income from operations for online services grew to $2.2 million during the three months ended March 31, 2004 from $1.4 million during the three months ended March 31, 2003, an increase of 57%. The growth was mainly attributable to growth in online services revenue, declines in online services development costs and amortization of software development costs.

     Income Taxes. We and certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.

     We reported a tax provision of $0.2 million during the three months ended March 31, 2004 and $0.1 million during the three months ended March 31, 2003.

     Net Income. Net income was $2.6 million during the three months ended March 31, 2004, compared to $1.3 million during the three months ended March 31, 2003. This growth resulted mainly from the increase in revenue, declines in online services development costs, amortization of software development costs and foreign exchange losses, off-set partially by increases in sales costs, community costs, general and administrative costs, non-cash compensation expenses, increases in tax provision and in the current quarter share of profits attributable to a minority shareholder due to profitable performance of a subsidiary.

Liquidity and Capital Resources

     We have reclassified the available-for-sale securities from cash and cash equivalents and disclosed the available-for-sale securities separately on our balance sheet.

     We financed our activities for three months ended March 31, 2004 using cash generated from our operations.

     Net cash generated from operating activities was $2.5 million during the three months ended March 31, 2004, compared to $3.7 million cash generated from operating activities during the three months ended March 31, 2003. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.

     Net cash used for investing activities was $16.7 million during the three months ended March 31, 2004, which was used principally for capital expenditures for computers, softwares, office furniture and purchase of available-for-sale securities. Net cash used for investing activities during the three months ended March 31, 2003 was $2.7 million, which was used principally for capital expenditure for computers, software development, a motor vehicle and purchase of available-for-sale securities, off-set partially by $0.2 million proceeds from bonds which matured during the quarter.

     Net cash generated from financing activities was $0.1 million during the three months ended March 31, 2004, which represents the amount received from directors for the shares subscribed by them in the Director Purchase Plan. Net cash generated from financing activities was $0.03 million during the three months ended March 31, 2003, which represents amount received from directors for the shares subscribed by them in the Director Purchase Plan.

     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at March 31, 2004, the unutilized amount under this facility was approximately $0.4 million. Hongkong and Shanghai Banking Corporation Limited has also provided guarantees on our behalf to our suppliers. As at March 31, 2004, such guarantees amounted to $0.009 million.

     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required.

     Advance payments received from customers were $28.2 million as of March 31, 2004, compared to $27.5 million as at December 31, 2003, improving our liquidity.

     During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.9 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty.

     On February 16, 2004, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 1, 2004 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 1, 2004. All common shares and per-share amounts in the consolidated financial statements have been retroactively adjusted to reflect the eleven for ten share split for all periods presented. In addition, we have reclassified $0.026 million from additional paid in capital to common share capital as of December 31, 2003 and March 31, 2004, in connection with the bonus share issue.

     We anticipate that cash on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations. We have no bank debt as at March 31, 2004.

Recent Accounting Pronouncements

     In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN 46 requires a beneficiary to consolidate a variable interest entity (“VIE”) if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a VIE that will absorb a majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. In December 2003, FASB completed deliberations of proposed modifications to FIN 46 (“Revised Interpretations”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the Company’s first quarter of fiscal 2004. VIEs created after December 31, 2003 must be accounted for under the Revised Interpretations. Special Purpose Entities (“SPEs”) created prior to February 1, 2003 may be accounted for under the original or revised interpretation’s provisions no later than the first period ending after December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation’s provisions no later than the Company’s first quarter of fiscal 2004. We believe that the adoption of FIN 46 did not have a material impact on the Company’s financial statements of position, results of operations, or cash flows.

Qualitative and Quantitative Disclosures about Market Risk

     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.

     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses fluctuate in tandem thus reducing the net impact on our profits.

     During the three months ended March 31, 2004 and the three months ended March 31, 2003, we have not engaged in foreign currency hedging activities.

     In the first quarter of 2004 and the first quarter of 2003, we derived more than 90% of its revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.

Forward-looking Statements Disclaimer

     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.

     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.